APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

7400 Excelsior Boulevard

Minneapolis, MN 55426-4517

April 20, 2005

Via EDGAR

Securities and Exchange Commission

450 - 5th Street N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Appliance Recycling Centers of America, Inc.
Registration Statement on Form S-2
Commission File No. 333-123005

Ladies and Gentlemen:

Appliance Recycling Centers of America, Inc. (the “Company”) hereby requests that the Registration Statement identified above be declared effective on Thursday, April 21, 2005, at noon, Eastern Daylight Savings Time, or as soon thereafter as possible.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

By	/s/ Edward R. (Jack) Cameron

Edward R. (Jack) Cameron
President